UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On November 3, 2020, Affimed GmbH, a subsidiary of Affimed N.V. (together with Affimed GmbH, “Affimed” or the “Company”) entered into a research collaboration and license agreement (the “Agreement”) with a newly formed affiliate of Roivant Sciences Ltd. (“Roivant” and such affiliate, “NewCo”) for the development and commercialization of certain product candidates that contain novel innate cell engager (“ICE®”) molecules in oncology. Affimed has granted NewCo an exclusive, royalty-bearing, sublicensable worldwide license during the term of the Agreement under patent rights and know-how to develop and commercialize AFM32 and any additional product candidates against the exclusive targets designated by NewCo. Affimed will retain an option for co-promotion of the novel ICE® molecules.

The financial terms of the Agreement include upfront consideration to Affimed of $60 million, consisting of $40 million in cash and pre-paid research and development funding as well as $20 million in newly issued shares of Roivant. Affimed is also eligible to receive up to approximately $2.0 billion in total milestone payments upon achievement of specified development, regulatory and commercial milestones pursuant to the Agreement. Of the $2.0 billion in milestone payments, approximately $219 million relate to development activities, $312 million relate to receipt of regulatory approvals, and $1.5 billion relate to achievement of specified thresholds of worldwide net sales. In addition, Affimed is eligible to receive tiered royalties from NewCo on net sales of licensed product candidates on a product-by-product and country-by-country basis until the later of (i) the date when the last valid patent covering the composition of matter or use of such licensed product in the applicable country expires; (ii) the tenth anniversary of the date of first commercial sale of such licensed product in such country or (iii) the expiration of regulatory data exclusivity for such product in such country.

Under the terms of the Agreement, NewCo will be primarily responsible for clinical development and commercialization worldwide in respect of each product candidate while Affimed will collaborate in the discovery and research phases of molecule development. Each product candidate will be developed pursuant to a research program (“Research Program”) and conducted by a joint project team, which will be overseen by a joint steering committee (the “JSC”), consisting of an equal number of representatives of NewCo and Affimed. If the JSC is unable to reach agreement on a particular matter, NewCo generally has final decision-making authority, provided that the JSC may not decide on matters that (i) relate exclusively to the use of Affimed’s innate cell engaging ROCK® technology platform as generally applied and not specifically applied to any licensed antibody products developed under their corresponding Research Program and directed, as applicable, to the lead target or any additional NewCo targets or (ii) would increase the then current number of full-time equivalents (“FTEs”) that Affimed has assigned to the performance of the research plan for a certain Research Program by more than a certain number of additional FTEs. Except with respect to the activities being conducted by NewCo and Affimed under the Research Programs and subject to Affimed’s co-promotion option, NewCo shall have sole responsibility for, and bear all costs for, researching, developing and commercializing each product candidate, including all regulatory matters in relation thereto. The Research Programs will be funded by NewCo through an upfront payment to Affimed.

The Company is subject to certain effort requirements in connection with its research activities under the Agreement, provision of technical assistance to NewCo and agreement with NewCo upon designation of the exclusive targets. NewCo must use diligent efforts to clinically develop and commercialize in one of the United States, European Union or Japan at least one licensed product that binds to each exclusive target.

NewCo will own intellectual property that solely relates to the composition, method of use or manufacture of the any antibody product directed against the designated targets. Affimed will own intellectual property that is an improvement of or otherwise solely relates to Affimed’s innate cell engaging ROCK® technology. Other newly developed intellectual property will either be owned solely by a party if that party solely developed it or will be jointly owned by Affimed and NewCo if developed by both parties.

The Agreement will expire on a country-by-country basis and licensed product-by-licensed product basis until there is no remaining royalty payment or other payment obligation in such country with respect to a licensed product. Either party may terminate the Agreement in its entirety, or with respect to a particular target, for any uncured material breach of the Agreement by the other party. Either party may also terminate the Agreement upon the other party’s insolvency.

NewCo also has the right to unilaterally terminate the Agreement in its entirety, in its sole discretion, upon certain advance written notice. If the Agreement is terminated in its entirety, either by NewCo for convenience or by Affimed for Newco’s uncured material breach or bankruptcy, Affimed has a right to negotiate commercially reasonable terms under which NewCo grants to Affimed a license to the licensed products with respect to any exclusive target existing as of such termination date. If Affimed does not agree with NewCo on such terms, the dispute will be settled by arbitration.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K, and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 10.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-227933) and Form S-8 (Registration Number 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, November 9, 2020.

AFFIMED N.V.

By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

By:	/s/ Angus Smith
Name: Angus Smith
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

10.1+*	Research Collaboration and License Agreement, dated as of November 3, 2020 by and between Affimed GmbH and NewCo

99.1	Press Release dated November 9, 2020.

+

Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

*

Certain exhibits and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and similar attachments upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any exhibits or similar attachments so furnished.